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EXHIBIT 99.2

Management's Discussion and Analysis for the second quarter ended June 30, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS
July 29, 2015

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, we develop renewable energy, and we market petroleum and petrochemical products primarily in Canada. Periodically we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2014 dated February 26, 2015 (the 2014 annual MD&A).

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2015, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2014 and the 2014 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 26, 2015 (the 2014 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document, and is not incorporated into this document by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc. and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	6
2.	Second Quarter Highlights	8
3.	Consolidated Financial Information	9
4.	Segment Results and Analysis	14
5.	Capital Investment Update	25
6.	Financial Condition and Liquidity	27
7.	Quarterly Financial Data	30
8.	Other Items	33
9.	Non-GAAP Financial Measures Advisory	35
10.	Common Abbreviations	39
11.	Forward-Looking Information	40

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE), Oil Sands cash operating costs, free cash flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings, Oil Sands cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Cash flow from operations, ROCE and free cash flow are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

6   SUNCOR ENERGY INC. 2015 SECOND QUARTER

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the company's future plans and expectations and may not be appropriate for other purposes. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    7

2. SECOND QUARTER HIGHLIGHTS

•
Second quarter financial results.

•
Net earnings were $729 million in the second quarter of 2015, compared with net earnings of $211 million in the prior year quarter, which included impairment charges. Net earnings for the second quarter of 2015 included a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate. During the second quarter of 2015, the company also recorded an after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt of $178 million and an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment. Net earnings in the prior year quarter included after-tax impairment charges of $718 million on the company's interest in the Joslyn mining project, $297 million against the company's Libyan assets, and $223 million on various Oil Sands assets, partially offset by an after-tax foreign exchange gain of $282 million.

•
Operating earnings(1) for the second quarter of 2015 were $906 million, compared to $1.135 billion for the prior year quarter. The decrease was driven by significantly lower upstream price realizations, partially offset by increased Oil Sands operations production, a favourable downstream pricing environment, higher refinery utilizations and lower operating costs compared to the prior year quarter.

•
Cash flow from operations(1) was $2.155 billion for the second quarter of 2015, compared to $2.406 billion for the second quarter of 2014. The decrease was largely due to the same factors that impacted operating earnings. Free cash flow(1) was $795 million for the twelve months ended June 30, 2015, compared to $3.599 billion for the twelve months ended June 30, 2014.

•
ROCE(1) (excluding major projects in progress) decreased to 7.2% for the twelve months ended June 30, 2015, compared to 10.1% for the twelve months ended June 30, 2014.

•
Strong Oil Sands operations production and upgrader reliability during planned maintenance.  Oil Sands operations production increased by 45,000 bbls/d from the prior year quarter, to 423,800 bbls/d while completing planned maintenance at Firebag, and delivered strong SCO production of 327,400 bbls/d during a quarter that included planned coker maintenance in Upgrader 1.

•
Oil Sands operations cash operating costs(1) averaged $28.00/bbl for the quarter.  Increased production, lower natural gas prices and a continued focus on cost reductions reduced cash operating costs per barrel by 18% from $34.10/bbl in the prior year quarter.

•
Favourable downstream benchmark crack spreads drove solid Refining and Marketing operating earnings.  Suncor's downstream business delivered operating earnings of $631 million, further reinforcing the strength of the company's integrated model in a weaker crude pricing environment.

•
Suncor continued to return cash to shareholders.  Suncor returned $405 million to shareholders through dividends in the second quarter of 2015. In addition, subsequent to the quarter, Suncor's Board of Directors approved an increase to the company's dividend to $0.29 per common share payable in the third quarter of 2015, reinforcing the company's commitment and ability to return cash to shareholders.

(1)
Operating earnings, cash flow from operations, free cash flow, ROCE and Oil Sands cash operating costs are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

8   SUNCOR ENERGY INC. 2015 SECOND QUARTER

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Net earnings (loss)

Oil Sands	(44)	(76)	(190)	823

Exploration and Production	44	(37)	506	257

Refining and Marketing	663	306	1 155	1 093

Corporate, Energy Trading and Eliminations	66	18	(1 083)	(477)

Total	729	211	388	1 696

Operating earnings (loss)(1)

Oil Sands	315	865	169	1 764

Exploration and Production	77	228	58	522

Refining and Marketing	631	306	1 123	1 093

Corporate, Energy Trading and Eliminations	(117)	(264)	(269)	(451)

Total	906	1 135	1 081	2 928

Cash flow from (used in) operations(1)

Oil Sands	1 058	1 545	1 583	3 014

Exploration and Production	427	529	876	1 129

Refining and Marketing	800	505	1 478	1 435

Corporate, Energy Trading and Eliminations	(130)	(173)	(307)	(292)

Total	2 155	2 406	3 630	5 286

Capital and Exploration Expenditures(2)

Sustaining	575	765	952	1 412

Growth	890	885	1 746	1 620

Total	1 465	1 650	2 698	3 032

	Twelve months ended June 30
($ millions)	2015	2014

Free Cash Flow(1)	795	3 599

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    9

Operating Highlights

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Production volumes by segment

Oil Sands (mbbls/d)	448.7	403.1	462.1	413.5

Exploration and Production (mboe/d)	111.2	115.3	118.9	118.1

Total	559.9	518.4	581.0	531.6

Production mix

Crude oil and liquids / natural gas (%)	99/1	99/1	99/1	99/1

Refinery utilization (%)	90	85	92	90

Refinery crude oil processed (mbbls/d)	416.8	391.1	426.6	416.3

Net Earnings

Suncor's consolidated net earnings for the second quarter of 2015 were $729 million, compared with net earnings of $211 million for the prior year quarter. Net earnings for the first six months of 2015 were $388 million, compared to $1.696 billion in the prior year period. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of this MD&A. Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated long-term debt was $178 million for the second quarter of 2015 and there was a $762 million foreign exchange loss for the first six months of 2015; the after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated long-term debt was $282 million for the second quarter of 2014 and there was a $26 million foreign exchange loss for the first six months of 2014.

•
In the second quarter of 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate.

•
In the second quarter of 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

•
In the first quarter of 2015, the U.K. government decreased the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $406 million.

•
In the first quarter of 2015, the company recorded after-tax insurance proceeds of $75 million related to a claim on the Terra Nova asset in the Exploration and Production (E&P) segment.

•
In the first quarter of 2015, the company recorded after-tax restructuring charges of $57 million related to the cost reduction initiatives in the Corporate segment.

•
In the second quarter of 2014, Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax charge to net earnings of $718 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, as a result of the continued closure of certain Libyan export terminals and the company's view on production plans during the remaining term of the production sharing agreements, the company recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, the company recorded after-tax impairment charges of $223 million in Oil Sands following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

10   SUNCOR ENERGY INC. 2015 SECOND QUARTER

•
In the second quarter of 2014, the company recorded after-tax earnings of $32 million related to an agreement reached for Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Net earnings	729	211	388	1 696

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(178)	(282)	762	26

Impact of income tax rate adjustments on deferred taxes(2)	423	—	17	—

Gain on significant disposal(3)	(68)	—	(68)	—

Restructuring charges(4)	—	—	57	—

Insurance proceeds(5)	—	—	(75)

Impairments(6)	—	1 238	—	1 238

Reserves redetermination(7)	—	(32)	—	(32)

Operating earnings(1)	906	1 135	1 081	2 928

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Adjustments to the company's deferred income taxes from a 12% decrease in the U.K. tax rate on oil and gas profits from the North Sea in the first quarter of 2015, and a 2% increase in the Alberta corporate income tax rate in the second quarter of 2015.

(3)
After-tax gain related to the sale of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

(4)
Restructuring charges related to the cost reduction initiatives in the Corporate segment in the second quarter of 2015.

(5)
Business interruption proceeds for insurance on the Terra Nova asset in the E&P segment.

(6)
After-tax impairment charges of $718 million on the company's interest in the Joslyn mining project, $297 million against the company's Libyan assets, and $223 million related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies.

(7)
Reserves redetermination of 1.2 million barrels of oil receivable related to an interest in a Norwegian asset that Suncor previously owned.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    11

Suncor's consolidated operating earnings for the second quarter of 2015 decreased to $906 million, compared to $1.135 billion for the prior year quarter, primarily due to significantly lower upstream price realizations consistent with the decline in benchmark crude prices. The decrease was partially offset by increased Oil Sands operations production, a favourable downstream pricing environment, solid refinery utilizations, lower operating costs, and lower royalties resulting from the decrease in crude oil prices, compared to the prior year quarter.

Suncor's consolidated operating earnings were $1.081 billion for the first six months of 2015, compared to $2.928 billion for the prior year period. The decrease was primarily due to the significantly lower upstream pricing environment consistent with the decline in benchmark crude oil prices, partially offset by strong Oil Sands production due to solid reliability during the first half of the year, the impacts of favourable exchange rates on price realizations, an improving downstream pricing environment and lower operating costs.

After-Tax Share-Based Compensation Expense by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Oil Sands	3	49	30	75

Exploration and Production	—	8	3	12

Refining and Marketing	2	27	18	41

Corporate, Energy Trading and Eliminations	—	104	47	154

Total share-based compensation expense	5	188	98	282

The after-tax share-based compensation expense decreased to $5 million during the second quarter of 2015, compared to $188 million during the prior year quarter, as a result of the decline in the company's share price.

12   SUNCOR ENERGY INC. 2015 SECOND QUARTER

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for three months ended June 30			Average for six months ended June 30
		2015	2014	2015	2014

WTI crude oil at Cushing	US$/bbl	57.95	103.00	53.30	100.85

ICE Brent crude oil at Sullom Voe	US$/bbl	63.50	109.75	59.35	108.80

Dated Brent/Maya crude oil FOB price differential	US$/bbl	8.15	13.85	9.60	16.15

MSW at Edmonton	Cdn$/bbl	68.05	105.90	60.15	103.00

WCS at Hardisty	US$/bbl	46.35	82.95	40.10	79.25

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	11.60	20.05	13.15	21.60

Condensate at Edmonton	US$/bbl	57.95	105.15	51.80	103.90

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.55	4.65	2.65	5.20

Alberta Power Pool Price	Cdn$/MWh	57.25	42.30	43.20	52.00

New York Harbor 3-2-1 crack(1)	US$/bbl	23.85	21.55	21.50	20.95

Chicago 3-2-1 crack(1)	US$/bbl	20.30	19.40	18.15	18.90

Portland 3-2-1 crack(1)	US$/bbl	32.55	26.10	27.05	21.75

Gulf Coast 3-2-1 crack(1)	US$/bbl	22.90	19.55	20.45	18.35

Exchange rate	US$/Cdn$	0.81	0.92	0.81	0.91

Exchange rate (end of period)	US$/Cdn$	0.80	0.94	0.80	0.94

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Price realizations in the second quarter of 2015 for sweet SCO were negatively affected by a lower WTI price of US$57.95/bbl, compared to US$103.00/bbl in the prior year quarter, partially offset by a lower differential for SCO relative to WTI. Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton and WCS at Hardisty decreased in the second quarter of 2015 to US$68.05/bbl and US$46.35/bbl, respectively, compared to US$105.90/bbl and US$82.95/bbl, respectively, in the prior year quarter, resulting in lower price realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased to an average of US$63.50/bbl in the second quarter of 2015, compared to US$109.75/bbl in the prior year quarter.

Natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark decreased to $2.55/mcf in the second quarter of 2015, from $4.65/mcf in the prior year quarter.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy and light/sour

SUNCOR ENERGY INC. 2015 SECOND QUARTER    13

crude differentials. More complex refineries can earn greater refining margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on FIFO inventory accounting, where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. FIFO losses normally reflect a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery.

Excess electricity produced in Suncor's In Situ business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price increased to an average of $57.25/MWh in the second quarter of 2015 from $42.30/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. In the second quarter of 2015, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.81 per one Canadian dollar from US$0.92 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the second quarter of 2015 and partially offset declining benchmark crude oil prices.

Suncor also has assets and liabilities, notably most of the company's debt, which are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Gross revenues	2 759	3 878	5 043	7 768

Less: Royalties	(38)	(252)	(56)	(444)

Operating revenues, net of royalties	2 721	3 626	4 987	7 324

Net (loss) earnings	(44)	(76)	(190)	823

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(1)	359	—	359	—

Impairment of Joslyn mining project and other assets	—	941	—	941

Operating earnings (loss)(2)	315	865	169	1 764

Oil Sands operations	350	864	219	1 713

Oil Sands ventures	(35)	1	(50)	51

Cash flow from operations(2)	1 058	1 545	1 583	3 014

(1)
Adjustment to the company's deferred income taxes resulting from a 2% increase in the Alberta corporate income tax rate in Q2 2015.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

14   SUNCOR ENERGY INC. 2015 SECOND QUARTER

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings for Oil Sands operations were $350 million, compared to $864 million in the prior year quarter. Operating earnings decreased primarily due to lower price realizations, partially offset by increased production, lower royalties, lower operating, selling and general and transportation expenses as a result of lower natural gas prices, and the impact of the cost reduction initiatives.

Operating losses for Oil Sands ventures were $35 million, compared to operating earnings of $1 million in the prior year quarter, primarily due to lower price realizations.

Production Volumes(1)

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2015	2014	2015	2014

Upgraded product (SCO and diesel)	327.4	276.2	336.9	293.9

Non-upgraded bitumen	96.4	102.6	95.1	89.9

Oil Sands operations	423.8	378.8	432.0	383.8

Oil Sands ventures	24.9	24.3	30.1	29.7

Total	448.7	403.1	462.1	413.5

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process are approximately 79% of bitumen feedstock input.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    15

Sales Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2015	2014	2015	2014

Oil Sands sales volumes

Sweet SCO	102.4	107.7	107.5	115.3

Diesel	35.1	25.1	33.0	28.3

Sour SCO	194.4	139.9	197.8	153.8

Upgraded product	331.9	272.7	338.3	297.4

Non-upgraded bitumen	91.8	107.4	93.8	89.0

Total	423.7	380.1	432.1	386.4

Production volumes for Oil Sands operations increased to 423,800 bbls/d in the second quarter of 2015, compared to 378,800 bbls/d in the prior year quarter. The increase was driven primarily by strong reliability across all assets, partially offset by planned maintenance at Firebag, which was completed during the second quarter of 2015. Strong upgrading reliability in the second quarter of 2015 resulted in an increase in quarterly SCO production to 327,400 bbls/d, compared to 276,200 bbls/d in the prior year quarter. Both quarters included planned coker maintenance. Sweet SCO sales reflected unplanned hydrotreater maintenance in the second quarter of 2015.

Sales volumes for Oil Sands operations increased to an average of 423,700 bbls/d in the second quarter of 2015, up from 380,100 bbls/d in the prior year quarter, due to higher production volumes.

Inventory levels in the second quarter of 2015 remained relatively flat as compared to the prior year quarter.

Suncor's share of Syncrude production was 24,900 bbls/d in the second quarter of 2015, and remained comparable to the prior year quarter production of 24,300 bbls/d. Both quarters included planned maintenance.

Bitumen Production

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Oil Sands Base

Bitumen production (mbbls/d)	315.5	256.1	316.9	273.2

Bitumen ore mined (thousands of tonnes per day)	474.7	374.4	470.4	404.8

Bitumen ore grade quality (bbls/tonne)	0.66	0.68	0.67	0.67

In Situ

Bitumen production – Firebag (mbbls/d)	168.1	172.4	178.3	168.3

Bitumen production – MacKay River (mbbls/d)	31.5	27.4	30.4	25.2

Total In Situ bitumen production	199.6	199.8	208.7	193.5

Steam-to-oil ratio – Firebag	2.6	2.9	2.6	2.9

Steam-to-oil ratio – MacKay River	3.0	2.8	2.9	2.7

Oil Sands Base bitumen production from mining and extraction activities increased to an average of 315,500 bbls/d in the second quarter of 2015 from 256,100 bbls/d in the prior year quarter. The increase was mainly a result of strong reliability in the second quarter of 2015, whereas the prior year quarter was impacted by unplanned maintenance events in upgrading and extraction and a third-party pipeline outage which reduced takeaway capacity.

In Situ bitumen production remained flat at 199,600 bbls/d in the second quarter of 2015, compared to 199,800 bbls/d in the prior year quarter. Firebag production was impacted by planned maintenance that was completed during the second quarter of 2015 and a power outage in the second quarter of 2014. Production at MacKay River increased to 31,500 bbls/d in the second quarter of 2015 from 27,400 bbls/d in the prior year quarter, due to additional production associated with the debottlenecking project, and the impacts of unplanned maintenance in the second quarter of 2014.

16   SUNCOR ENERGY INC. 2015 SECOND QUARTER

Firebag's steam-to-oil ratio decreased to 2.6 from 2.9 in the prior year quarter, due to strong infill well performance and improved reservoir performance. The steam-to-oil ratio at MacKay River increased to 3.0 from 2.8 in the prior year quarter, primarily due to additional steam requirements for recently commissioned wells.

Price Realizations

Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2015	2014	2015	2014

Oil Sands operations

Sweet SCO and diesel	77.65	118.36	70.40	116.58

Sour SCO and bitumen	52.71	84.41	46.32	82.10

Crude sales basket (all products)	60.81	96.40	54.15	95.00

Crude sales basket, relative to WTI	(10.44)	(15.92)	(11.63)	(15.62)

Oil Sands ventures

Syncrude – sweet SCO	75.19	111.89	64.00	108.38

Syncrude, relative to WTI	3.94	(0.42)	(1.78)	(2.24)

Average price realizations from Oil Sands operations decreased to $60.81/bbl in the second quarter of 2015 from $96.40/bbl in the prior year quarter, primarily due to the lower WTI benchmark price, partially offset by favourable exchange rates and the narrowing of crude differentials.

Royalties

Royalties for the Oil Sands segment were lower in the second quarter of 2015 compared to the prior year quarter, primarily due to lower bitumen prices, partially offset by higher production.

Expenses and Other Factors

Operating, selling and general and transportation expenses for the second quarter of 2015 decreased from the prior year quarter, primarily due to lower natural gas prices and the impact of the cost reduction initiatives. See the Cash Operating Costs Reconciliation section below for further details regarding cash operating costs and non-production costs for Oil Sands operations. Transportation expense for the second quarter of 2015 was higher than the prior year quarter, primarily due to the costs related to increased sales volumes.

DD&A expense for the second quarter of 2015 was higher in comparison to the same period of 2014, mainly due to a larger asset base primarily as a result of assets commissioned in 2014, including well pads and infill wells.

Cash Operating Costs Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Operating, selling and general expense (OS&G)	1 285	1 488	2 657	2 990

Syncrude OS&G	(129)	(144)	(243)	(295)

Non-production costs(2)	(53)	(137)	(145)	(214)

Other(3)	(23)	(33)	(63)	(57)

Oil Sands cash operating costs	1 080	1 174	2 206	2 424

Oil Sands cash operating costs ($/bbl)	28.00	34.10	28.20	34.90

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess capacity, primarily associated with excess power from cogeneration units.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    17

Cash operating costs per barrel for Oil Sands operations in the second quarter of 2015 decreased to $28.00/bbl, compared to $34.10/bbl in the prior year quarter, primarily due to higher production volumes combined with lower natural gas input costs and the impact of the cost reduction initiatives. Total cash operating costs decreased to $1.080 billion, despite the increase in production, from $1.174 billion in the prior year quarter.

In the second quarter of 2015, non-production costs, which are excluded from cash operating costs, were lower than the prior year quarter. The decrease was primarily due to lower share-based compensation expense, cost reduction initiatives, lower expenses related to a gas swap arrangement with a third-party processor, and a decrease in costs associated with research and future growth activities.

Other costs, which are also excluded from cash operating costs, decreased in the second quarter of 2015 compared to the prior year quarter, primarily due to the impacts of changes in inventory valuations.

Asset Swap with TransAlta Corporation

Subsequent to the second quarter of 2015, the company reached an agreement with TransAlta Corporation (TransAlta) to exchange Suncor's Kent Breeze and its share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. The transaction is expected to close in the third quarter of 2015.

Results for the First Six Months of 2015

Oil Sands segment operating earnings for the first six months of 2015 were $169 million, compared to $1.764 billion for the same period in 2014. Operating earnings decreased primarily due to significant declines in crude price realizations and higher DD&A expense, partially offset by increased production at Oil Sands operations, lower royalty expense, and lower operating, selling and general expense.

Cash flow from operations for the first six months of 2015 was $1.583 billion for the segment, compared to $3.014 billion for the same period in 2014. The decrease in cash flow from operations was mainly due to lower average price realizations, partially offset by higher production volumes and lower operating costs.

Cash operating costs per barrel for Oil Sands operations averaged $28.20/bbl for the first six months of 2015, a decrease from an average of $34.90/bbl for the first six months of 2014. The decrease was primarily due to higher production volumes and lower cash operating costs driven by lower natural gas prices, lower maintenance costs as a result of increased reliability and cost reduction initiatives.

Planned Maintenance

The company plans to complete maintenance on a vacuum unit and one Upgrader 2 coker set commencing at the end of the third quarter. The impact of this maintenance has been reflected in the company's 2015 guidance.

18   SUNCOR ENERGY INC. 2015 SECOND QUARTER

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Gross revenues	780	1 243	1 549	2 684

Less: Royalties	(96)	(141)	(222)	(304)

Operating revenues, net of royalties	684	1 102	1 327	2 380

Net earnings (loss)	44	(37)	506	257

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(1)	33	—	(373)	—

Insurance proceeds	—	—	(75)	—

Libya impairment	—	297	—	297

Reserves redetermination	—	(32)	—	(32)

Operating earnings(2)	77	228	58	522

E&P Canada	35	105	2	295

E&P International	42	123	56	227

Cash flow from operations(2)	427	529	876	1 129

(1)
Adjustments to the company's deferred income taxes from a 12% decrease in the U.K. tax rate on oil and gas profits from the North Sea in the first quarter of 2015, and a 2% increase in the Alberta corporate income tax rate in the second quarter of 2015.

(2)
Non-GAAP financial measures. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Total Exploration and Production operating earnings were $77 million in the second quarter of 2015, compared to operating earnings of $228 million in the prior year quarter.

Operating earnings of $35 million for E&P Canada decreased from $105 million in the prior year quarter, primarily due to a decrease in production and lower price realizations, partially offset by lower royalties and operating costs.

Operating earnings of $42 million for E&P International decreased from $123 million in the prior year quarter, primarily due to lower price realizations, partially offset by production from Golden Eagle.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    19

Production Volumes

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

E&P Canada

Terra Nova (mbbls/d)	7.3	15.2	15.3	16.7

Hibernia (mbbls/d)	18.3	24.2	20.1	24.7

White Rose (mbbls/d)	11.4	16.1	12.0	16.3

North America Onshore (mboe/d)	2.4	4.6	3.0	4.5

	39.4	60.1	50.4	62.2

E&P International

Buzzard (mboe/d)	52.4	54.3	51.9	55.4

Golden Eagle (mboe/d)	14.5	—	12.2	—

United Kingdom (mboe/d)	66.9	54.3	64.1	55.4

Libya (mbbls/d)	4.9	0.9	4.4	0.5

	71.8	55.2	68.5	55.9

Total Production (mboe/d)	111.2	115.3	118.9	118.1

Production mix (liquids/gas) (%)	97/3	96/4	96/4	96/4

E&P Canada production averaged 39,400 boe/d in the second quarter of 2015, compared to 60,100 boe/d in the prior year quarter. The decrease was primarily due to planned maintenance at Terra Nova during the second quarter of 2015, natural declines at Hibernia and White Rose, and lower North America Onshore production resulting from the sale of the Wilson Creek assets in the third quarter of 2014.

E&P International production averaged 71,800 boe/d in the second quarter of 2015, compared to 55,200 boe/d in the prior year quarter. The increase in production was primarily due to the ramp up of production at Golden Eagle. Production in Libya remains substantially shut in due to political unrest, with the timing of a return to normal operations remaining uncertain.

Price Realizations

	Three months ended June 30		Six months ended June 30
Net of transportation costs, but before royalties	2015	2014	2015	2014

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	75.44	119.91	68.39	119.45

E&P Canada – Natural gas ($/mcfe)	2.03	4.87	2.18	5.09

E&P International ($/boe)	70.18	113.63	66.37	112.57

In the second quarter of 2015, price realizations for crude oil from E&P Canada and E&P International were lower than the prior year quarter, consistent with the decrease in benchmark prices for Brent crude, partially offset by favourable foreign exchange rates.

Royalties

Royalties for E&P were lower in the second quarter of 2015, compared with the prior year quarter, primarily due to lower production and price realizations.

Inventory

During the second quarter of 2015, there was an inventory draw compared to an inventory build in the prior year quarter, due to timing of shuttle tankers in East Coast Canada.

20   SUNCOR ENERGY INC. 2015 SECOND QUARTER

Expenses and Other Factors

Operating and transportation expenses decreased in the second quarter of 2015, compared to the prior year quarter, primarily due to lower share-based compensation, lower operating expenses driven by cost reduction initiatives and lower expenses in North America Onshore following the sale of the Wilson Creek assets in the third quarter of 2014.

DD&A and exploration expenses decreased in the second quarter of 2015 compared to the prior year quarter. The second quarter of 2014 included seismic purchases in Canada and a charge for a non-commercial well in Norway, which more than offset the expense associated with three non-commercial wells completed in the North Sea during the second quarter of 2015.

Maintenance Update

The planned ten-week maintenance event at Terra Nova was successfully completed ahead of schedule early in the third quarter of 2015.

Results for the First Six Months of 2015

Operating earnings for Exploration and Production for the first six months of 2015 were $58 million, compared to $522 million for the first six months of 2014. Operating earnings were impacted by reduced price realizations and lower overall production, partially offset by lower royalties and operating expenses.

Cash flow from operations was $876 million for the first six months of 2015, compared to $1.129 billion for the first six months of 2014, and decreased primarily due to the same factors that impacted operating earnings.

REFINING AND MARKETING

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Operating revenues	5 270	6 808	10 032	13 568

Net earnings	663	306	1 155	1 093

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(1)	36	—	36	—

Gain on significant disposal(2)	(68)	—	(68)	—

Operating earnings(3)	631	306	1 123	1 093

Refining and Supply	546	257	934	966

Marketing	85	49	189	127

Cash flow from operations(3)	800	505	1 478	1 435

(1)
Adjustment to the company's deferred income taxes resulting from a 2% increase in the Alberta corporate income tax rate in Q2 2015.

(2)
After-tax gain related to the sale of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    21

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Refining and Supply reported operating earnings of $546 million in the second quarter of 2015, compared to $257 million in the prior year quarter. The increase in the second quarter of 2015 reflects the FIFO methodology impact of a rising price environment for crude oil and finished products, an increase in benchmark crack spreads, and the impact of higher refinery production, partially offset by the impact of narrower inland crude differentials, compared to the prior year quarter. In addition, the second quarter of 2015 included lower operating expenses driven by lower share-based compensation expense, lower maintenance costs, lower energy expenses and the impact of the cost reduction initiatives.

Marketing activities contributed $85 million to operating earnings in the second quarter of 2015, compared to $49 million in the prior year quarter, primarily due to strong retail volumes and margins and lower share-based compensation.

Volumes

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Crude oil processed (mbbls/d)

Eastern North America	211.6	185.5	212.0	197.8

Western North America	205.2	205.6	214.6	218.5

Total	416.8	391.1	426.6	416.3

Refinery utilization(1) (%)

Eastern North America	95	84	96	89

Western North America	86	86	89	91

Total	90	85	92	90

Refined product sales (mbbls/d)

Gasoline	248.5	244.5	243.2	237.6

Distillate	192.5	181.4	199.3	194.2

Other	84.5	90.0	80.2	83.9

Total	525.5	515.9	522.7	515.7

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

22   SUNCOR ENERGY INC. 2015 SECOND QUARTER

Refinery crude throughput increased in the second quarter of 2015, resulting in an average refinery utilization of 90%, compared to 85% in the prior year quarter. In Eastern North America, the average volumes of crude oil processed increased to 211,600 bbls/d in the second quarter of 2015 from 185,500 bbls/d in the prior year quarter, which included a five-week planned maintenance event at the Montreal refinery. The average volumes of crude oil processed in Western North America remained relatively consistent at 205,200 bbls/d in the second quarter of 2015 from 205,600 bbls/d in the prior year quarter. Both quarters were impacted by planned maintenance at the Edmonton refinery.

Total sales increased to 525,500 bbls/d in the second quarter of 2015, compared to 515,900 bbls/d in the prior year quarter, primarily due to increased throughput volumes and an inventory draw in the second quarter of 2015.

Prices and Margins

Refined product margins in Refining and Supply were higher in the second quarter of 2015 than in the prior year quarter, and were impacted primarily by the following factors:

•
In the second quarter of 2015, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a positive impact to net earnings of approximately $235 million after-tax, compared to a negative impact to net earnings of approximately $15 million after-tax in the prior year quarter, for a total quarter-over-quarter impact of $250 million.

•
Benchmark crack spreads were generally higher in the second quarter of 2015 relative to the prior year quarter.

•
Refining margins were also higher due to the positive impact of the weakening Canadian dollar and improved asphalt margins, partially offset by the impacts of narrower inland crude differentials relative to WTI.

Marketing margins in the second quarter of 2015 were higher than margins in the prior year quarter, primarily due to higher retail and lubricant margins.

Expenses and Other Factors

Operating expenses were lower in the second quarter of 2015 compared to the prior year quarter, primarily due to lower share-based compensation expense, lower maintenance costs, lower energy costs as a result of lower natural gas prices and the impact of the cost reduction initiatives. Both transportation expense and DD&A were unchanged between quarters.

Results for the First Six Months of 2015

For the first six months of 2015, Refining and Marketing segment operating earnings were $1.123 billion, compared to operating earnings of $1.093 billion for the first six months of 2014. The increase in earnings was due primarily to generally higher benchmark crack spreads, the positive impact of the weakening Canadian dollar and decreased operating expenses, including lower energy costs and lower share-based compensation, partially offset by narrower inland crude differentials. For the first six months of the year, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a positive impact to net earnings and cash flow from operations of approximately $65 million after-tax, compared to approximately $185 million after-tax in the first six months of 2014.

Cash flow from operations was $1.478 billion for the first six months of 2015, compared to $1.435 billion for the first six months of 2014, and increased primarily due to the same factors that influenced operating earnings.

Planned Maintenance

The Montreal refinery has a four-week planned maintenance event scheduled to begin in the third quarter of 2015. The impact of this maintenance has been reflected in the company's 2015 guidance.

Sale of Pioneer Energy

During the second quarter of 2015, Suncor completed the sale of its 50% interest in certain assets and liabilities of Pioneer Energy for $185 million, resulting in an after-tax gain of $68 million.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    23

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Net earnings (loss)	66	18	(1 083)	(477)

Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(178)	(282)	762	26

Restructuring charges	—	—	57	—

Impact of income tax rate adjustments on deferred taxes(1)	(5)	—	(5)	—

Operating loss(2)	(117)	(264)	(269)	(451)

Renewable Energy	15	24	29	45

Energy Trading	(20)	(6)	37	72

Corporate	(78)	(280)	(335)	(495)

Eliminations	(34)	(2)	—	(73)

Cash flow used in operations(2)	(130)	(173)	(307)	(292)

(1)
Adjustment to the company's deferred income taxes resulting from a 2% increase in the Alberta corporate income tax rate in Q2 2015.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014

Power generation marketed (gigawatt hours)	95	92	218	217

Ethanol production (millions of litres)	99	104	206	207

Renewable Energy had operating earnings of $15 million in the second quarter of 2015, as compared to $24 million in the prior year quarter. The decrease was due primarily to narrower margins in the ethanol business, driven by lower ethanol fuel prices and higher feedstock costs.

During the second quarter of 2015, the company entered into partnership agreements whereby the Aamjiwnaang First Nation acquired a 25% interest in the 75 MW Adelaide wind facility, and NextEra Energy Canada acquired a 50% interest in the 100 MW Cedar Point wind facility that is currently under construction.

Energy Trading

Energy Trading had an operating loss of $20 million in the quarter, compared to an operating loss of $6 million in the prior year quarter. In the second quarter of 2015, the company experienced losses on crude trading strategies as a result of weaker location spreads relative to logistics costs.

Corporate

The Corporate operating loss was $78 million for the second quarter of 2015, compared with $280 million for the prior year quarter, which was lower primarily as a result of lower share-based compensation expense and lower overall spending in line with cost management initiatives. The company capitalized $110 million of its borrowing costs in the second quarter of 2015 as part of the cost of major development assets and construction projects in progress, compared to $113 million in the prior year quarter.

24   SUNCOR ENERGY INC. 2015 SECOND QUARTER

Eliminations

Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the second quarter of 2015, the company eliminated $34 million of after-tax intersegment profit, compared to $2 million of profit that was eliminated in the prior year quarter.

Results for the First Six Months of 2015

The operating loss for Corporate, Energy Trading and Eliminations for the first six months of 2015 was $269 million, compared to an operating loss of $451 million for the first six months of 2014. The lower operating loss was due mainly to lower share-based compensation expense and lower operating expenses for the first six months of 2015 and a larger after-tax profit that was eliminated on the internal purchases of crude feedstock in the first six months of 2014. The company capitalized $203 million of its borrowing costs in the first six months of 2015 as part of the cost of major development assets and construction projects, comparable to the $221 million capitalized in the first six months of 2014.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2015	2014	2015	2014

Oil Sands	985	986	1 778	1 897

Exploration and Production	396	461	752	905

Refining and Marketing	172	246	256	351

Corporate, Energy Trading and Eliminations	22	70	115	100

Total capital and exploration expenditures	1 575	1 763	2 901	3 253

Less: capitalized interest on debt	(110)	(113)	(203)	(221)

	1 465	1 650	2 698	3 032

Capital and Exploration Expenditures by Type(1)(2)(3)

	Three months ended June 30, 2015			Six months ended June 30, 2015
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	407	505	912	692	951	1 643

Oil Sands Base	186	51	237	277	83	360

In Situ	178	1	179	353	13	366

Oil Sands ventures	43	453	496	62	855	917

Exploration and Production	4	360	364	7	684	691

Refining and Marketing	159	10	169	231	19	250

Corporate, Energy Trading and Eliminations	5	15	20	22	92	114

	575	890	1 465	952	1 746	2 698

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    25

In the second quarter of 2015, total capital and exploration expenditures were $1.465 billion (excluding capitalized interest). Capital and exploration expenditures in the second quarter of 2015 decreased compared to the prior year quarter, as non-essential projects have been re-evaluated as part of the company's cost reduction initiatives and cost reductions have been achieved with suppliers. Activity in the second quarter of 2015 included the following:

Oil Sands

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $237 million in the second quarter of 2015, of which $186 million and $51 million were directed towards sustaining and growth activities, respectively. Sustaining capital included expenditures related to the planned maintenance program, including annual coker maintenance that was completed during the second quarter of 2015, and a number of reliability and sustainment projects across the operations.

In Situ

In Situ capital and exploration expenditures were $179 million, of which $178 million was directed towards sustaining activities. Sustaining capital included planned Firebag maintenance that was completed during the second quarter of 2015, as well as ongoing well pad construction that is expected to maintain existing production levels at Firebag and MacKay River.

Oil Sands Ventures

Oil Sands ventures capital and exploration expenditures were $496 million, of which growth capital expenditures were $453 million and sustaining capital expenditures were $43 million. Growth capital expenditures were incurred primarily for the continued construction activities for the Fort Hills project. Detailed engineering activities were 89% complete by the end of the second quarter, while construction activities were 34% complete. Spending during the quarter included engineering, procurement, module fabrication and site construction.

Sustaining capital consisted of Suncor's share of capital expenditures for the Syncrude joint operation, primarily directed towards the spring 2015 turnaround.

Exploration and Production

E&P capital and exploration expenditures were $364 million, with the majority of spending directed towards growth capital, including the advancement of the Hebron project and drilling in the North Sea. Growth capital also included the advancement of drilling on the Golden Eagle project as production continues to ramp up. Growth capital in East Coast Canada includes field extension projects that leverage existing facilities and infrastructure. First oil was achieved at the South White Rose Extension project during the second quarter of 2015 and drilling activities continue.

Refining and Marketing

Refining and Marketing capital expenditures of $169 million related primarily to planned maintenance activities at the Edmonton refinery and the ongoing sustainment of operations.

Corporate, Energy Trading and Eliminations

Corporate capital expenditures were $20 million, with the majority of the spending directed towards the company's wind projects.

26   SUNCOR ENERGY INC. 2015 SECOND QUARTER

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended June 30
	2015	2014

Return on Capital Employed(1) (%)

Excluding major projects in progress	7.2	10.1

Including major projects in progress	6.3	8.8

Net debt to cash flow from operations(2) (times)	1.2	0.6

Interest coverage on long-term debt (times)

Earnings basis(3)	3.7	9.1

Cash flow from operations basis(2)(4)	11.3	18.3

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this document.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2015 capital spending program of $5.8 to $6.4 billion and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow provided by operating activities for the remainder of 2015, available committed credit facilities, issuing commercial paper and/or by the issuance of long-term notes or debentures. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and cash equivalents decreased to $4.892 billion during the six months of 2015 from $5.495 billion at December 31, 2014, primarily due to capital and exploration expenditures exceeding cash flow provided by operating activities.

As at June 30, 2015, the weighted average term to maturity of the short-term investment portfolio was approximately 19 days.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Unutilized lines of credit at June 30, 2015 increased to $6.857 billion, compared to $4.275 billion at December 31, 2014, due to a new US$2.0 billion credit facility added in the first quarter of 2015 that matures in the second quarter of 2019.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    27

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At June 30, 2015, total debt to total debt plus shareholders' equity was 25% (December 31, 2014 – 24%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	June 30 2015	December 31 2014

Short-term debt	933	806

Current portion of long-term debt	31	34

Long-term debt	13 162	12 489

Total debt	14 126	13 329

Less: Cash and cash equivalents	4 892	5 495

Net debt	9 234	7 834

Shareholders' equity	41 615	41 603

Total debt plus shareholders' equity	55 741	54 932

Total debt to total debt plus shareholders' equity (%)	25	24

Change in Net Debt

	Three and six months ended June 30, 2015
($ millions)	Q2	YTD

Net debt – start of period	9 522	7 834

(Decrease) increase in net debt	(288)	1 400

Net debt – June 30, 2015	9 234	9 234

Decrease (increase) in net debt

Cash flow from operations	2 155	3 630

Capital and exploration expenditures and other investments	(1 575)	(2 901)

Proceeds from disposal of assets	229	269

Dividends less proceeds from exercise of share options	(390)	(761)

Change in non-cash working capital and other investments	(358)	(1 008)

Foreign exchange on cash, debt and other balances	227	(629)

	288	(1 400)

Common Shares

Outstanding Shares

(thousands)	June 30, 2015

Common shares	1 445 765

Common share options – exercisable	20 510

Common share options – non-exercisable	11 839

28   SUNCOR ENERGY INC. 2015 SECOND QUARTER

As at July 23, 2015, the total number of common shares outstanding was 1,445,849,364 and the total number of exercisable and non-exercisable common share options outstanding was 32,166,695. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

Pursuant to Suncor's normal course issuer bid, Suncor repurchased 6.5 million common shares for total consideration of $271 million in the second quarter of 2014, and 16.9 million common shares, for a total consideration of $655 million for the six months ended June 30, 2014.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2015	2014	2015	2014

Share repurchase activities (thousands of common shares)	—	6 465	—	16 919

Share repurchase cost	—	271	—	655

Weighted average repurchase price per share (dollars per share)	—	41.96	—	38.72

Subsequent to June 30, 2015, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor of its intention to renew its normal course issuer bid (the NCIB) to continue to purchase shares under its previously announced buyback program through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

Pursuant to the NCIB, Suncor has agreed that it will not purchase more than 43,375,481 common shares, which is equal to approximately 3% of Suncor's issued and outstanding common shares. Suncor security holders may obtain a copy of the notice, without charge, by contacting the company.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its 2014 annual MD&A. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures. During the six months ended June 30, 2015, the company increased its commitments by approximately $580 million in support of the company's market access strategy, and activities to expand its storage and logistics network. The contract terms of these commitments range between five and 17 years, with payments commencing as early as the third quarter of 2015.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    29

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events. Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	June 30 2015	Mar 31 2015	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013

Total production (mboe/d)

Oil Sands	448.7	475.6	419.3	441.1	403.1	424.4	446.5	423.6

Exploration and Production	111.2	126.8	138.3	78.2	115.3	120.9	111.6	171.4

	559.9	602.4	557.6	519.3	518.4	545.3	558.1	595.0

Revenues and other income

Operating revenues, net of royalties	8 095	7 129	8 899	10 175	10 446	10 342	9 814	10 288

Other income	49	257	192	98	203	135	380	85

	8 144	7 386	9 091	10 273	10 649	10 477	10 194	10 373

Net earnings (loss)	729	(341)	84	919	211	1 485	443	1 694

per common share – basic (dollars)	0.50	(0.24)	0.06	0.63	0.14	1.01	0.30	1.13

per common share – diluted (dollars)	0.50	(0.24)	0.06	0.62	0.14	1.01	0.30	1.13

Operating earnings(1)	906	175	386	1 306	1 135	1 793	973	1 426

per common share – basic(1) (dollars)	0.63	0.12	0.27	0.89	0.77	1.22	0.66	0.95

Cash flow from operations(1)	2 155	1 475	1 492	2 280	2 406	2 880	2 350	2 528

per common share – basic(1) (dollars)	1.49	1.02	1.03	1.56	1.64	1.96	1.58	1.69

ROCE(1) (%) for the twelve months ended	7.2	5.8	8.6	9.4	10.1	12.6	11.5	8.6

Common share information (dollars)

Dividend per common share	0.28	0.28	0.28	0.28	0.23	0.23	0.20	0.20

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	34.40	37.01	36.90	40.53	45.50	38.61	37.24	36.83

New York Stock Exchange (US$)	27.52	29.25	31.78	36.15	42.63	34.96	35.05	35.78

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document. ROCE excludes capitalized costs related to major projects in progress.

30   SUNCOR ENERGY INC. 2015 SECOND QUARTER

Business Environment

Three months ended (average for the period ended, except as noted)		June 30 2015	Mar 31 2015	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013

WTI crude oil at Cushing	US$/bbl	57.95	48.65	73.15	97.20	103.00	98.70	97.45	105.85

ICE Brent crude oil at Sullom Voe	US$/bbl	63.50	55.15	77.00	103.40	109.75	107.80	109.35	109.70

Dated Brent/Maya FOB price differential	US$/bbl	8.15	11.05	10.05	12.50	13.85	18.45	20.05	10.35

MSW at Edmonton	Cdn$/bbl	68.05	52.25	75.95	97.45	105.90	100.10	93.50	109.30

WCS at Hardisty	US$/bbl	46.35	33.90	58.90	77.00	82.95	75.55	65.25	88.35

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	11.60	14.75	14.25	20.20	20.05	23.15	32.20	17.50

Condensate at Edmonton	US$/bbl	57.95	45.60	70.55	93.45	105.15	102.65	94.20	103.80

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.55	2.75	3.60	4.00	4.65	5.70	3.50	2.40

Alberta Power Pool Price	Cdn$/MWh	57.25	29.15	30.55	63.90	42.30	61.75	48.40	83.90

New York Harbor 3-2-1 crack(1)	US$/bbl	23.85	19.20	16.15	20.50	21.55	20.40	19.60	19.25

Chicago 3-2-1 crack(1)	US$/bbl	20.30	16.00	14.40	17.50	19.40	18.35	12.00	15.80

Portland 3-2-1 crack(1)	US$/bbl	32.55	21.50	12.45	24.60	26.10	17.40	15.35	19.60

Gulf Coast 3-2-1 crack(1)	US$/bbl	22.90	18.00	10.15	19.10	19.55	17.15	13.45	15.95

Exchange rate	US$/Cdn$	0.81	0.81	0.88	0.92	0.92	0.91	0.95	0.96

Exchange rate (end of period)	US$/Cdn$	0.80	0.79	0.86	0.89	0.94	0.90	0.94	0.97

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
In the second quarter of 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate.

•
In the second quarter of 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

•
In the first quarter of 2015, the U.K. government decreased the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income taxes of $406 million.

•
In the first quarter of 2015, the company recorded after-tax insurance proceeds of $75 million related to a claim on the Terra Nova asset in the E&P segment.

•
In the first quarter of 2015, the company recorded after-tax restructuring charges of $57 million related to the cost reduction initiatives.

•
The third quarter of 2014 included an after-tax gain of $61 million on the disposal of the Wilson Creek assets in the E&P segment.

•
The third quarter of 2014 included a $54 million income tax and interest charge related to a prior period in the Oil Sands segment.

•
The second quarter of 2014 included an after-tax impairment charge of $718 million in the Oil Sands segment against the company's interest in the Joslyn mining project. Total E&P, the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    31

•
The second quarter of 2014 included an after-tax impairment charge of $297 million in the E&P segment against the company's Libyan assets as a result of the continued closure of certain Libyan export terminals during the quarter and the company's view on production plans during the remaining term of the production sharing agreements.

•
The second quarter of 2014 included after-tax impairment charges of $223 million in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed.

•
The second quarter of 2014 included after-tax earnings of $32 million related to a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

•
The fourth quarter of 2013 included after-tax impairment charges of $563 million in the Exploration and Production segment against assets in Syria, Libya and North America Onshore. Concurrent with the impairment of the Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
In the fourth quarter of 2013, the company recorded a favourable after-tax adjustment of $69 million to reduce the previously estimated costs of not proceeding with the Voyageur upgrader project due to an acceleration of project closure activities and a redeployment of resources.

32   SUNCOR ENERGY INC. 2015 SECOND QUARTER

8. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2014 annual MD&A.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2014 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2014 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2014, note 11 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2015, and the Financial Condition and Liquidity section of Suncor's 2014 annual MD&A.

Income Taxes

In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $423 million.

In the first quarter of 2015, the U.K. government decreased the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income taxes of $406 million.

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $635 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    33

Control Environment

Based on their evaluation as at June 30, 2015, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2015, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three- and six-month periods ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of current events in Syria, Suncor is not able to monitor the status of all of its assets in the country, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in the country and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2015 corporate guidance. Suncor's press release dated July 29, 2015, which is also available on www.sedar.com, provides this update to the corporate guidance.

34   SUNCOR ENERGY INC. 2015 SECOND QUARTER

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations, free cash flow, Oil Sands cash operating costs, and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and E&P segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenue, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project start-up costs, OS&G expense (adjusted for impacts of changes in inventory), and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates that are not operating earnings adjustments, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

SUNCOR ENERGY INC. 2015 SECOND QUARTER    35

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended June 30 ($ millions, except as noted)		2015	2014

Adjustments to net earnings

Net earnings		1 391	3 833

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		1 457	154

Net interest expense		286	221

	A	3 134	4 208

Capital employed – beginning of twelve-month period

Net debt		6 542	7 114

Shareholders' equity		41 886	40 243

		48 428	47 357

Capital employed – end of twelve-month period

Net debt		9 234	6 542

Shareholders' equity		41 615	41 886

		50 849	48 428

Average capital employed	B	49 795	47 952

ROCE – including major projects in progress (%)	A/B	6.3	8.8

Average capitalized costs related to major projects in progress	C	6 271	6 180

ROCE – excluding major projects in progress (%)	A/(B-C)	7.2	10.1

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which management believes reduces comparability between periods.

Cash flow from operations in this MD&A for the twelve-month ended periods are the sum of the cash flow from operations for the particular quarter ended June 30 and each of the three preceding quarters. Cash flow from operations for each quarter are separately defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective MD&A for the applicable quarter.

36   SUNCOR ENERGY INC. 2015 SECOND QUARTER

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net earnings (loss)	(44)	(76)	44	(37)	663	306	66	18	729	211

Adjustments for:

Depreciation, depletion, amortization and impairment	760	1 934	338	559	169	169	38	28	1 305	2 690

Deferred income taxes	361	(304)	(105)	(48)	63	1	2	79	321	(272)

Accretion of liabilities	35	35	12	11	1	2	(3)	3	45	51

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	(181)	(326)	(181)	(326)

Change in fair value of derivative contracts	5	(1)	—	(4)	7	1	(87)	(65)	(75)	(69)

(Gain) loss on disposal of assets	(1)	5	(6)	—	(101)	(1)	4	—	(104)	4

Share-based compensation	4	58	—	10	1	27	(4)	114	1	209

Exploration expenses	—	—	149	58	—	—	—	—	149	58

Settlement of decommissioning and restoration liabilities	(64)	(77)		(7)	(5)	(4)		—	(69)	(88)

Other	2	(29)	(5)	(13)	2	4	35	(24)	34	(62)

Cash flow from (used in) operations	1 058	1 545	427	529	800	505	(130)	(173)	2 155	2 406

(Increase) decrease in non-cash working capital	(117)	110	247	115	213	166	(704)	(514)	(361)	(123)

Cash flow provided by (used in) operating activities	941	1 655	674	644	1 013	671	(834)	(687)	1 794	2 283

SUNCOR ENERGY INC. 2015 SECOND QUARTER    37

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net earnings (loss)	(190)	823	506	257	1 155	1 093	(1 083)	(477)	388	1 696

Adjustments for:

Depreciation, depletion, amortization and impairment	1 533	2 603	703	858	332	321	70	48	2 638	3 830

Deferred income taxes	316	(289)	(550)	(80)	35	9	73	90	(126)	(270)

Accretion of liabilities	72	71	24	22	3	3	(2)	6	97	102

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	781	31	781	31

Change in fair value of derivative contracts	32	—	—	(4)	78	5	(37)	(59)	73	(58)

Loss (gain) on disposal of assets	7	5	(5)	—	(101)	(1)	(3)	—	(102)	4

Share-based compensation	(34)	37	3	11	(23)	13	(93)	94	(147)	155

Exploration expenses	—	—	198	80	—	—	—	—	198	80

Settlement of decommissioning and restoration liabilities	(194)	(184)	(1)	(8)	(7)	(6)	—	—	(202)	(198)

Other	41	(52)	(2)	(7)	6	(2)	(13)	(25)	32	(86)

Cash flow from (used in) operations	1 583	3 014	876	1 129	1 478	1 435	(307)	(292)	3 630	5 286

(Increase) decrease in non-cash working capital	(424)	138	264	(101)	(60)	(510)	(740)	(797)	(960)	(1 270)

Cash flow provided by (used in) operating activities	1 159	3 152	1 140	1 028	1 418	925	(1 047)	(1 089)	2 670	4 016

Free Cash Flow

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures for the twelve-month period from cash flow from operations for the same period. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity.

	Twelve months ended June 30
($ millions)	2015	2014

Cash flow from operations	7 403	10 164

Less: Capital and exploration expenditures	6 608	6 565

Free Cash Flow	795	3 599

Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section

38   SUNCOR ENERGY INC. 2015 SECOND QUARTER

of this MD&A. Management uses cash operating costs to measure Oil Sands operating performance on a production barrel basis.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

GJ	gigajoule

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day

MW	megawatts
MWh	megawatts per hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom

$ or Cdn$	Canadian dollars
US$	United States dollars
Financial and Business Environment

Q2	Three months ended June 30
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange
YTD	Year to date
ICE	Intercontinental Exchange

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11. FORWARD-LOOKING INFORMATION

The document contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future" and similar expressions. Forward-looking statements in the document include references to:

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The anticipated duration and impact of planned maintenance events, including those at Oil Sands and the Montreal refinery;

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The expectation that securing the long-term future use of the Poplar Creek cogeneration facilities will improve efficiency, reliability and profitability and the expectation that the asset swap with TransAlta will close in the third quarter of 2015;

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Suncor's growth projects, including: (i) statements around the Fort Hills mining project, which is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor's operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter; and (ii) statements around Hebron first oil in 2017;

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The company's capital allocation plans, anticipated capital expenditures of $5.8 to $6.4 billion, outlook for production, expected Oil Sands cash operating costs and estimated Canadian and International tax rates;

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Suncor's belief that existing production levels at Firebag and MacKay River will be maintained due to ongoing well pad construction;

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The belief that Suncor will have the capital resources to fund its planned 2015 capital spending program of $5.8 to $6.4 billion and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow provided by operating activities for the remainder of 2015, available committed credit facilities, issuing commercial paper and/or by the issuance of long-term notes or debentures and, if additional capital is required, the belief that adequate additional financing will be available in debt capital markets at commercial terms and rates;

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Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in its ability to manage project costs and debt levels;

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The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

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The company's position in respect of the NOR received from the CRA (and consequentially from the Provinces) regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts continues to be that it will be able to successfully defend its original filing position and it will take the appropriate actions to resolve this matter. The company has provided security to the CRA and the Provinces in the approximate amount of $635 million, but the company may be required to post cash instead of security in relation to the NORs.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned

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not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest and that operations in Syria continue to be impacted by sanctions and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the NORs received by Suncor from the CRA, Ontario, Alberta and Quebec, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the NORs; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure

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that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, and in the company's 2014 annual MD&A, 2014 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

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EXHIBIT 99.2 Management's Discussion and Analysis for the second quarter ended June 30, 2015